Exhibit 2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

North American Palladium Ltd. (the “Company”)

Suite 2350, Royal Bank Plaza, South Tower

200 Bay Street

Toronto, Ontario

M5J 2J2

Item 2	Date of Material Change

July 10, 2012

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company on July 10, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4	Summary of Material Change

The Company has announced the entering into of an agreement with a syndicate of underwriters, co-led by Scotia Capital Inc. and Raymond James Ltd., pursuant to which the underwriters have agreed to purchase, on a bought deal basis, $43,000,000 aggregate principal amount of 6.15% convertible unsecured subordinated debentures (the “Debentures”) of the Company (the “Offering”). The Debentures will be offered (i) in all of the provinces of Canada by way of short form prospectus, (ii) to, or for the account or benefit of, U.S. Persons, to “qualified institutional buyers” (as defined in Rule 144A under the United States Securities Act of 1933, as amended) by way of private placement, and (iii) in such other jurisdictions as may be agreed upon by the Company and the underwriters.

Item 5	Full Description of Material Change

The Company has announced the entering into of an agreement with a syndicate of underwriters, co-led by Scotia Capital Inc. and Raymond James Ltd., pursuant to which the underwriters have agreed to purchase, on a bought deal basis, $43,000,000 aggregate principal amount of 6.15% convertible unsecured subordinated debentures of the Company. The Debentures will be offered (i) in all of the provinces of Canada by way of short form prospectus, (ii) to, or for the account or benefit of, U.S. Persons, to “qualified institutional buyers” (as defined in Rule 144A under the United States Securities Act of 1933, as amended) by way of private placement, and (iii) in such other jurisdictions as may be agreed upon by the Company and the underwriters.

The Company has granted the underwriters the option to purchase up to an additional $6,450,000 aggregate principal amount of Debentures on the same terms as the Offering, which option is exercisable in whole or in part at any time up to 30 days following the closing of the Offering, which is scheduled to occur on or about July 31, 2012.

The Debentures will mature on September 30, 2017, and will bear interest at an annual rate of 6.15% payable semi-annually in arrears on March 31 and September 30 of each year. Subject to the satisfaction of certain conditions following a change of control, the Debentures may not be redeemed by the Company prior to October 4, 2015. The Debentures will be convertible into common shares of the Company (“Common Shares”) at the holder’s option at any time prior to the close of business on the earlier of (i) the business day immediately preceding September 30, 2017, (ii) if called for redemption, the business day immediately preceding the date fixed for redemption of the Debentures, or (iii) if called for repurchase pursuant to a change of control, the business day immediately preceding the payment date, at a conversion price of $2.90 per Common Share. The Debentures will rank subordinate in right of payment of principal and interest to all present and future senior secured obligations of the Company and will rank pari passu to all present and future unsecured indebtedness.

The proceeds from the Offering will be used for the Company’s mine expansion expenditures at its Lac des Iles palladium mine and for general corporate purposes.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

Tess Lofsky

Corporate Secretary

(416) 360-7590 ext. 7236

Item 9	Date of Report

July 12, 2012